Hamilton Preferred Income Trust, Inc.

c/o The Lightstone Group

1985 Cedar Bridge Avenue, Suite 1

Lakewood, NJ 08701

December 21, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Attention: Tom Kluck, Legal Branch Chief

Re:	Roosevelt Mutual High Income Fund Inc.

Draft Offering Statement on Form 1-A

Submitted June 22, 2015

CIK No. 0001645698

Dear Mr. Kluck:

Hamilton National Income Trust, Inc., formerly known as Roosevelt Mutual High Income Fund Inc. (the “Company”), is hereby responding to the letter, dated July 17, 2015 (the “Comment Letter”), from Tom Kluck, Legal Branch Chief, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s draft Offering Statement on Form 1-A (the “Offering Statement”), confidentially submitted to the Commission on June 22, 2015 (the “Draft Offering Statement”). In response to the Comment Letter and to update certain information in the Draft Offering Statement, the Company is today publicly filing the Offering Statement (the “Offering Statement”).

For ease of reference, set forth below are the comments of the Staff with respect to the Draft Offering Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Offering Statement unless defined herein.

General

1.	We note that Roosevelt Mutual High Income Fund is not a mutual fund. Please revise your name since it appears to indicate a line of business in which you are not engaged, or advise us. Refer to the Instruction to Item 501(b)(1) of Regulation S-K. In addition, please advise as to why you believe the terms “High Income” are appropriate for your business name.

In response to this comment, the Company has filed an amendment to its articles of incorporation changing the Company’s name to Hamilton National Income Trust, Inc. The Company believes this name change is appropriately responsive to the Staff’s comment.

Securities and Exchange Commission

2.	We note that you intend to invest in real estate-related investments, including mezzanine loans, first lien mortgage loans, second lien mortgage loans, bridge loans and preferred equity interests, commercial mortgage-backed securities, collateralized debt obligations, debt issued by real estate companies, and credit default swaps. We further note your analysis on pages 14-16, on pages 27-28 in the risk factors section, and again on pages 85-86 regarding why you believe your planned investment activities will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

The Company believes that neither the Company nor any subsidiary that it forms will qualify as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), for the following reasons.

Section 3(a)(1) of the Investment Company Act defines an “investment company” as any issuer which “(A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; (B) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificates outstanding; or (C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” Section 3(a)(2) of the Investment Company Act excludes from the term ‘‘investment securities’’ used in Section 3(a)(1)(C), among other things, securities issued by majority-owned subsidiaries of the issuer that are not themselves investment companies and that are not relying on the exemptions from the definition of investment company for private funds set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

Securities and Exchange Commission

The Company will be organized as a holding company that conducts its businesses primarily through wholly-owned subsidiaries. In pursuing this investment structure, the Company believes that it will not qualify as an investment company under Section 3(a)(1)(A) of the Investment Company Act because the Company will not engage primarily, or hold itself out as being engaged primarily, in the business of investing, reinvesting or trading in securities. Rather, through its wholly-owned subsidiaries, the Company will be primarily engaged in the non-investment company businesses of its subsidiaries. The Company also believes that it will not qualify as an investment company under Section 3(a)(1)(B) of the Investment Company Act because it has not engaged, is not currently engaged, and will not engage, in the business of issuing face-amount certificates of the installment type.

In addition, the Company intends to manage its investment portfolio, as well as the investment portfolio of each of its subsidiaries, such that it will not qualify, and none of its subsidiaries will qualify, as an investment company under Section 3(a)(1)(C) of the Investment Company Act. Specifically, the Company intends to manage its investment portfolio such that the securities issued by any wholly-owned or majority-owned subsidiaries that the Company forms in the future that are exempted from the definition of ‘‘investment company’’ based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities that the Company may own, will not have a value in excess of 40% of the value of the Company’s adjusted total assets on an unconsolidated basis (the “40% Limit”).

In determining compliance with the 40% Limit, consistent with Section 3(a)(2) of the Investment Company Act, the Company is permitted to exclude from such limit any securities issued by a subsidiary that is not itself an investment company and that is not relying on the exemptions to the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. One such exemption to the definition of investment company that one or more of the Company’s subsidiaries may seek to avail themselves of is the exemption set forth in Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C) of the Investment Company Act provides an exemption to the definition of investment company for companies that are “not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates,” and which are “primarily engaged” in the business of ‘‘purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.’’ No subsidiary of the Company is expected to engage in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates. Each subsidiary of the Company that seeks to rely on this exemption is expected to be primarily engaged in the business of purchasing or otherwise acquiring interests in real estate. As such, each Company subsidiary that seeks to rely on this exception would, consistent with SEC guidance (including the guidance set forth in Capital Trust, Inc., SEC No Action Letter (February 3, 2009), and the prior SEC No Action Letters cited therein), manage its investment portfolio such that: (a) at least 55% of the value of such subsidiary’s assets would consist of real estate qualified interests (consistent with Commission guidance regarding what interests constitute qualified interests); (b) at least an additional 25% of the value of such subsidiary’s assets would consist of real estate-type interests (reduced by the amount, if any, such subsidiary held in excess of the 55% minimum limit for real estate qualified interests); and (c) no more than 20% of the value of such subsidiary’s assets would consist of assets other than real estate qualified or real estate-type assets. The Company will analyze each contemplated investment to confirm, consistent with Commission guidance, in which bucket the investment should appropriately be included. Another exemption to the definition of investment company that certain of the Company’s subsidiaries may seek to rely on is the exemption provided by Section 3(c)(6) of the Investment Company Act, to the extent that such subsidiary holds mortgage assets through majority-owned subsidiaries that rely on Section 3(c)(5)(C) of the Investment Company Act.

Securities and Exchange Commission

The Company will continue to comply with any additional guidance promulgated by the Commission regarding the definition of investment company and the exemptions thereto in determining whether the Company or any subsidiary that it forms qualifies as an investment company.

3.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

The Company acknowledges the potential applicability of the Commission’s tender offer rules to the Company’s share repurchase program. Based on its review of the Staff’s no-action guidance, including the no-action letters cited above, the Company believes that its share repurchase program is structured so as to be consistent with the prior relief granted by the Division of Corporation Finance in such no-action guidance.

4.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

The Company acknowledges the potential applicability of Regulation M to the Company’s share repurchase program. Based on its review of the Staff’s no-action guidance, including the class relief granted by the Division of Market Regulation in the class exemptive letter issued to Alston & Bird LLP dated October 22, 20017, the Company believes that its share repurchase program is structured so as to be consistent with such class relief.

Securities and Exchange Commission

Cover Page

5.	We note that you will reimburse your advisor for offering expenses. Please disclose in a footnote to the table, the amount of offering expenses borne by you, as contemplated by Item 501(b)(3) of Regulation S-K.

As described in the Offering Statement, an affiliate of the Company’s sponsor will now be paying all of the organization and offering expenses related to the Company and the proposed offering. In response to this comment, the Company has revised the cover page of the Offering Statement to disclose the expected organization and offering expenses for the offering.

Compensation Table, page 61

6.	In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor by type of fee and break out the amounts paid pursuant to reimbursement provisions.

The Company hereby undertakes to include in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, the amount of fees paid to the advisor by type of fee and to break out the amounts paid pursuant to the reimbursement provisions summarized in the Offering Statement.

Plan of Distribution, page 141

7.	We note your disclosure in this section and elsewhere that the securities in the offering will be offered directly by you. Please disclose who will offer the securities and set forth the basis in which each individual will meet the safe harbor provisions set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

For the supplemental information of the Staff, the Company currently intends to market the offering primarily through one or more mass media advertisements (potentially including television, radio and internet advertisements). These advertisements will use professional actors, none of whom will be authorized to solicit investors or make sales of Common Shares on the Company’s behalf. The Company currently intends that such advertisements will include contact information through which interested persons can obtain more information from the Company, and can place orders for the Common Shares. Employees of the Company’s sponsor or its affiliates utilized by the Company’s advisor will respond to these inquiries and will assist potential investors in obtaining additional information or completing a purchase of Common Shares, but will not be permitted to solicit a purchase of Common Shares and will not be compensated in connection with their participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in the Common Shares. The Company may also engage one or more third parties to assist it with these ministerial, clerical and other services. No third party will be permitted to solicit an investment in the Common Shares and will not be compensated in connection with their participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in the Common Shares. All information provided to potential investors by these employees and third parties will be approved by an officer or director of the Company. The Company has updated the disclosure on page 147 of the Offering Statement accordingly.

Securities and Exchange Commission

For the reasons set forth below, the Company believes that any “associated persons” of the Company participating in the offering on the basis described above meet the safe harbor provisions set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

•	Each employee will have completed a questionnaire confirming that he or she is not subject to a “statutory disqualification” as such term is defined in Section 3(a)(39) of the Exchange Act.

•	No employee will be compensated in connection with his or her participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in the Common Shares.

•	None of these employees will be an “associated person” of a broker or dealer as defined in Rule 3a4-1(c)(2).

•	As noted above, the employees will not solicit purchases of the Common Shares and will limit their participation in the offering to those ministerial, clerical and other activities that are permitted pursuant to Rule 3a4-1(a)(4)(iii).

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Securities and Exchange Commission

Please contact our counsel, Jack Hogoboom of Lowenstein Sandler LLP, at (973) 597-2382 or the undersigned at (732) 987-8678 with any questions regarding the contents of this letter or the Offering Statement.

Very truly yours,

/s/ Joseph E. Teichman

Joseph E. Teichman

General Counsel and Secretary

cc:	John D. Hogoboom
Jonathan Rabinow